Exhibit 12.1

Cisco Systems, Inc.

Ratio of earnings to fixed charges

(in millions, except ratio)

	Six Months Ended	Year Ended
	January 29, 2011	July 31, 2010	July 25, 2009	July 26, 2008	July 28, 2007	July 29, 2006
Earnings before income taxes, minority interest and cumulative effect of accounting changes	$4,155	$9,415	$7,693	$10,255	$9,461	$7,633

Fixed charges	388	732	444	406	443	202

Earnings	$4,543	$10,147	$8,137	$10,661	$9,904	$7,835

Fixed charges (a)	$388	$732	444	$406	$443	$202

RATIO OF EARNINGS TO FIXED CHARGES	11.7	13.9	18.3	26.2	22.4	38.7

(a)	Included in fixed charges is an estimate of the interest within rental expense. This amount includes 30 percent of the rental expense, which Cisco Systems, Inc. believes is a reasonable approximation of the interest component of rental expense.